UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

September 26, 2006

Date of Report (Date of earliest event reported)

TIB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101 Naples, Florida	34102-5624
(Address of principal executive offices)	(Zip Code)

(239) 263-3344

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 5 CORPORATE GOVERNANCE AND MANAGEMENT

ITEM 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On September 27, 2006, the Company issued a press release announcing that the Company's Board of Directors had approved an amendment to the Company's Restated Articles of Incorporation to effect a two-for-one stock split to shareholders of record as of the close of business on October 9, 2006. It is anticipated that the certificates for the additional shares will be issued to shareholders on October 23, 2006. A copy of the Company's press release is attached as Exhibit 99.1 hereto and is hereby incorporated herein by reference. The text of the amendment to the Company's articles of incorporation is filed as exhibit 99.2 to this form 8-K.

ITEM 9.01 Financial Statements and Exhibits

(d) Exhibits

99.1 Press Release dated September 27, 2006.
99.2 Amendment to Articles of Incorporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


TIB FINANCIAL CORP.

By: /s/ Edward V. Lett

Edward V. Lett
President and Chief Executive Officer


Date: September 28, 2006

Exhibit 99.1

FOR IMMEDIATE RELEASE

TIB Financial Corp. Announces Two-For-One Stock Split

NAPLES, Fla., Sept. 27 -- TIB Financial Corp. (Nasdaq: TIBB - News), parent of TIB Bank, a leading community bank serving the greater Naples-Fort Myers area, South Miami-Dade County and the Florida Keys, today announced that its Board of Directors has approved a 2-for-1 stock split for TIB Financial Corp. shareholders of record on October 9, 2006. TIB shareholders of record on October 9 will receive one additional share of Common Stock for each share of Common Stock held of record. Certificates for the additional shares will be issued to shareholders on October 23, 2006 and the stock will begin trading on Nasdaq on a split-adjusted basis the following day. Additionally, the Board of Directors approved the increase in the number of common shares authorized from 20,000,000 to 40,000,000.

"We believe the stock split will make the stock more affordable to the individual investor, while keeping the resulting price per share and number of shares outstanding comparable to other industry leading companies," said Edward V. Lett, chief executive officer and President of TIB.

Headquartered in Naples, Florida, TIB Financial Corp. is a growth-oriented financial services holding company with approximately $1.23 billion in total assets and 16 banking offices throughout the Florida Keys, Homestead, Naples, Bonita Springs and Fort Myers.

Copies of recent news releases, SEC filings, price quotes, stock charts and other valuable information may be found on TIB's investor relations site at www.tibfinancialcorp.com. For more information, contact Edward V. Lett, Chief Executive Officer and President, at (239) 263-3344, or Stephen J. Gilhooly, Executive Vice President and Chief Financial Officer, at (239) 659-5876.

Except for historical information contained herein, this news release contains comments or information that constitutes "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, which invoke significant risks and uncertainties. Certain factors, including those outside the company's control, may cause actual results to differ materially from those discussed in the forward-looking statements.

Exhibit 99.2

ARTICLES OF AMENDMENT
TO
RESTATED ARTICLES OF INCORPORATION
OF
TIB FINANCIAL CORP.

Pursuant to Sections 607.10025, 1003 and 1006, Florida Statues, the Restated Articles of Incorporation of TIB Financial Corp. are hereby amended as follows:

FIRST: Section A(1) of Article IV of the Restated Articles of Incorporation is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

(1) Common Stock. The aggregate number of shares of common stock (referred to in these Restated Articles of Incorporation as "Common Stock") which the Corporation shall have authority to issue is 40,000,000 with a par value of $0.10 per share.

SECOND: Article IV of the Restated Articles of Incorporation is hereby amended by adding the following new Section E:

E. Stock Split.

Each of the shares of Common Stock of the Corporation issued and outstanding at the close of business on October 9, 2006, that being the time when this amendment shall become effective, shall be and is hereby automatically divided (without any further act) into two fully-paid and nonassessable shares of Common Stock. Accordingly, each holder of record of Common Stock at the close of business on October 9, 2006 shall, without further action, be and become the holder of one additional share of Common Stock for each share of Common Stock held of record immediately prior thereto. Each certificate representing shares of Common Stock outstanding immediately prior to such time shall continue to represent the same number of shares of Common Stock and, as promptly as practicable thereafter, the Corporation shall issue and cause to be delivered to each holder of record of shares of Common Stock at the close of business on the date this amendment becomes effective an additional certificate or certificates representing one additional share of Common Stock for each share of Common Stock held of record immediately prior thereto.

THIRD: This amendment to the Articles of Incorporation shall become effective at the close of business on October 9, 2006.

FOURTH: The foregoing amendment was adopted by the Board of Directors of the Corporation by resolution on September 26, 2006, and without shareholder approval. Shareholder approval of the amendment was not required. The foregoing amendment does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the division exceeding the percentage of authorized shares that were unissued before the division.

IN WITNESS WHEREOF, the undersigned has caused these Articles of Amendment to Restated Articles of Incorporation to be executed and attested to by its duly authorized officer as of this __28__ day of September, 2006.

TIB FINANCIAL CORP.

By: /s/ Edward V. Lett
_____

Edward V. Lett
President and Chief Executive Officer

STATE OF FLORIDA
COUNTY OF COLLIER

The foregoing instrument was acknowledged before me this _28_ day of September, 2006, by Edward V. Lett, President and Chief Executive Officer of TIB Financial Corp., a Florida corporation on behalf of the corporation.

/s/ Karen J. Salanda
_____

Printed Name: Karen J. Salanda
Notary Public, State of Florida

Personally Known ☒ or Produced Identification ☐
Type of Identification Produced _____

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